Exhibit (d)(7)

Gerdau Ameristeel Corporation

Stock Appreciation Rights Agreement

Date Granted: < grant date >

Stock Appreciation Rights with respect to < shares > Shares

Granted To: <name>

THIS IS TO CERTIFY THAT, pursuant to the provisions of the Gerdau Ameristeel Corporation Amended and Restated Long-Term Incentive Plan (the “Plan”), Gerdau Ameristeel Corporation (the “Company”) hereby grants to the person named above (the “SAR Recipient”), subject to the terms and conditions of the Plan and subject further to the terms and conditions of this Stock Appreciation Rights Agreement, stock appreciation rights (“SARs”) with respect to <shares> shares of common stock of the Company.

1.      Exercise Period. No part of the SARs may be exercised prior to <grant date> or after <expiration date> except that if a SAR would otherwise expire during a period during which the SAR Recipient is not permitted to exercise a SAR (as more completely defined in the Plan, a “SAR Blackout Period”), the period during which the SAR may be exercised shall automatically be extended until 10 days after the end of the SAR Blackout Period. The later of <expiration date> or 10 days after the end of any applicable SAR Blackout Period shall be referred to herein as the “Expiration Date.” The period of time to exercise the SAR shall be referred to herein as the “Exercise Period”.

2.      Vesting Schedule. The SAR Recipient’s rights under the SARs shall vest (on a cumulative basis) over the Exercise Period in accordance with the following schedule:

Vesting Dates	Percentage of Originally Issued SARs Exercisable
Before the first anniversary of the grant date	0%
On or after first anniversary but before second anniversary of the grant date	25%
On or after second anniversary but before third anniversary of the grant date	50%
On or after third anniversary but before fourth anniversary of the grant date	75%
On or after fourth anniversary of the grant date	100%

Notwithstanding the foregoing, the SAR Recipient shall be 100% vested in the SARs in the event of the termination of the employment of the SAR Recipient by reason of death or disability (as determined in the Plan) while still employed, or in the event of a Change in Control of the Company (as defined in the Plan). In addition, if the SAR Recipient’s employment terminates due to normal or early retirement (as determined under Gerdau Ameristeel US Inc.’s qualified Retirement Plan), any unvested SARs will vest pro rata (based on the number of full months during the restricted period), as more fully described in the Plan. Unvested SARs will be forfeited upon the SAR Recipient’s separation from service for any reason other than death, disability or retirement as described above.

3.          Exercise of SAR.

(a)    Notice. Subject to the limitations set forth in this Agreement and the terms of the Plan, vested SARs may be exercised according to the SAR exercise procedures of the Company in effect at the time of exercise. The SAR Recipient may obtain information on the SAR exercise procedures from the third-party administrator/broker for the Plan or the employee designated by the Company. The exercise date shall be the date SAR Recipient complies with the procedures.

(b)    Payment. To effect payment upon the exercise of an SAR, the Company will cause payment to be made in an amount equal to the product of (i) the number of shares of common stock of the Company as to which SARs are being exercised times (ii) the Fair Market Value (as defined in the Plan) of a share of common stock of the Company at the time of exercise exceeds the Fair Market Value of a share of common stock of the Company at the date of grant, which is <grant price>. The SAR awarded under this Agreement is exercisable in whole or in part.

(c)    Exercise During Lifetime; Transferability. The SARs are exercisable during the lifetime of the SAR Recipient only by the SAR Recipient. The SARs are not transferable by the SAR Recipient otherwise than by will or by the laws of descent and distribution.

(d)    Termination of Employment. In the event that the SAR Recipient shall cease to be employed by the Company or a Subsidiary for any reason, subject to the condition that no SAR shall be exercisable after the Expiration Date, the SAR Recipient shall have the right to exercise an SAR, to the extent the right to exercise such SAR has vested pursuant to the Plan at the date of such termination and has not previously been exercised, within ninety (90) days after such termination of employment; such ninety (90) day limit shall be increased to one (1) year if the termination of employment was due to the death or disability of the SAR Recipient or if the SAR Recipient dies during the ninety (90) day period after such termination, and shall be increased to five (5) years if such termination was due to the normal or early retirement of a Participant (as determined under Gerdau Ameristeel US Inc’s qualified Retirement Plan). In the event of the death of the SAR Recipient, any SARs eligible for exercise may be exercised within such extended time limit by the personal representative of the SAR Recipient or by any person or persons who shall have acquired the SARs directly from the SAR Recipient by bequest or inheritance.

4.      Adjustments. In accordance with the terms of the Plan, the number and kind of SARs shall be equitably and appropriately adjusted in the event of any change in the number of issued shares of common stock of the Company resulting from a stock split, stock dividend, recapitalization, reorganization, merger, consolidation, split-up, combination or exchange of shares, or similar change or transaction. Without limitation, no adjustment shall be made with respect to cash dividends.

5.      Rights as Stockholder. The SAR Recipient shall have no rights as a stockholder in the Company or any other entity with respect to any SAR.

6.      Modification, Extension, and Renewal of the SARs. Subject to the terms and conditions and within the limitations of the Plan, the Committee may modify, extend or renew the SARs or accept their surrender by the SAR Recipient.

7.      No Obligation to Exercise SARs. The SAR Recipient shall be under no obligation to exercise the SARs in whole or in part.

8.     Authority of the Committee. The Committee shall have full authority to interpret the terms of the Plan and of this Agreement. The decision of the Committee on any such matter of interpretation or construction shall be final and binding.

9.      No Employment Agreement. This Agreement shall not be deemed to confer upon the SAR Recipient any right with respect to continuance of employment by the Company or any other entity, nor shall it be deemed to limit in any way the right of the Company or any other entity to terminate the SAR Recipient’s employment at any time.

10.   SAR Recipient Bound by the Plan, Etc. The SAR Recipient hereby acknowledges receipt of a copy of the Plan, agrees to be bound by all the terms and provisions of the Plan and this Agreement, and understands that in the event of any conflict between the terms of the Plan and of this Agreement, the terms of the Plan shall control.

11.   Taxes. The SAR Recipient hereby acknowledges that the SAR Award under this Agreement shall result in taxable income to the SAR Recipient and the SAR Recipient agrees that the Company shall withhold applicable income and employment taxes from the cash payments otherwise payable to the SAR Recipient and remit the withheld taxes to the tax authorities.

12.   Fees Associated with the Plan. The SAR Recipient hereby acknowledges that administrative fees, such as fees related to the real-time exercise of the SARs, apply to the Award under this Agreement and shall reduce the compensation otherwise payable to the SAR Recipient. The SAR Recipient may obtain information on the fees by contacting the third party/broker for the Plan or the employee designated by the Company.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by the appropriate officer.

GERDAU AMERISTEEL CORPORATION

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